Exhibit 99.11

TERMINATION NOTICE

July 24, 2025

UBS AG, London Branch c/o

UBS Securities LLC

1285 Avenue of the Americas
New York, NY 10019

Attention: Strategic Equity Solutions Group

Email: OL-SESGNotifications@ubs.com, steve.studnicky@ubs.com, matthew.dejana@ubs.com

Dear Sirs and Mesdames,

Reference is made to the Master Confirmation, dated November 27, 2024 (the “Master Confirmation”), entered into between CD&R Channel Holdings II, L.P. (“Counterparty”) and UBS AG, London Branch. All capitalized terms used in this letter without definition shall have the definitions assigned thereto in the Master Confirmation.

In accordance with Section 8(d) of the Master Confirmation, Counterparty hereby notifies you that Counterparty hereby terminates all remaining Transactions with Effective Dates following the date hereof and the terms of the Master Confirmation solely to the extent relating to each Trade Notification with respect to each such Transaction. For the avoidance of doubt, nothing in this notice shall be construed to terminate the Trade Notification that is currently in effect for the purchase of Shares for settlement on July 25, 2025.

Very truly yours,

CD&R CHANNEL HOLDINGS II, L.P.

By: CD&R Investment Associates XII, Ltd., its general partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary